Exhibit 99.1

Media Release

IMV Inc. Announces Q1 2019 Financial Results and Clinical Program Advances

Dartmouth, Nova Scotia; May 9, 2019 – IMV Inc. (TSX: IMV; TSX: NASDAQ), a clinical stage immunotherapy company, today released its financial and operational results for the first quarter ended March 31, 2019.

“The DPX-Survivac program continues to be a major value-driver for IMV, with its unique mechanism of action providing significant clinical differentiation and, potentially, a much-needed innovation for hard-to-treat cancers,” said Frederic Ors, IMV's Chief Executive Officer. “Highlights of our overall progress this quarter include:

  Reported promising initial data from the phase 2 cohort of the DeCidE1 clinical study, which underscores the potential of DPX-Survivac as a monotherapy;

  Awarded a grant with le Centre de Recherche du CHU de Québec-Université Laval to develop a first-in-class dual target T cell therapy in bladder cancer; and

  Completed a C$29.46 million financing with Wells Fargo acting as lead underwriter that provided the Company with increased financial flexibility."

DPX-Survivac Clinical Program Updates:

Phase 2 Cohort of the DeCidE1 Clinical Study in Ovarian Cancer

IMV provided a clinical update in March indicating that six patients receiving DPX-Survivac monotherapy with intermittent low-dose cyclophosphamide (mCPA) had reached the first CT scan assessment. Key related findings were as follows:

  83% of the participants (5 of 6) showed stable disease (SD), including two tumor regressions; and

  80% (4 of 5) of those with stable disease were subjects with a lower baseline tumor burden (BTB) of less than 5 centimeters, which also included the two tumor regressions.

In earlier stages of this trial, durable clinical responses occurred after 140 days, and at the date of this latest update, they had lasted for 20 months or more. The amended phase 2 cohort of the DeCidE1 trial focuses on patients with low BTB (less than 5 centimeters). The Corporation is targeting enrollment of at least 16 additional patients at sites in the U.S. and Canada.

IMV will present additional data on DeCidE1 at the 2019 American Society of Clinical Oncology (ASCO) annual meeting.

Phase 2 Study in Combination with KEYTRUDA® in Relapsed/Refractory DLBCL (SPiReL)

As of April 5, 2019, investigators had enrolled ten patients in four different clinical sites in Canada. Additional patients are being screened and IMV expects to report updated clinical data at the bi-annual International Conference on Malignant Lymphoma, which will be held in Lugano Switzerland in June 2019.

Phase 2 Basket Trial in Combination with KEYTRUDA® in Multiple Solid Tumors

Screening and enrollment of patients is ongoing at multiple clinical sites across the U.S. and Canada for 5 cohorts of patients with bladder, liver (hepatocellular carcinoma), ovarian, or non-small cell lung (NSCLC) cancers, as well as tumors shown to be positive for the microsatellite instability high (MSI-H) biomarker.

The first patients have been treated in the ovarian, NSCLC and MSI-H cohorts and IMV expects to report preliminary clinical results on several of the solid tumor indications before the end of 2019.

The Corporation expects to reach the following milestones between now and the first half of 2020:

Milestones	Key dates
Phase 2 monotherapy clinical results in Ovarian – ASCO	June 2019
Phase 2 clinical results with Merck Keytruda in DLBCL – ICML	June 2019
Preliminary clinical results Basket trial in 5 indications	H2 2019
Topline monotherapy clinical results in Ovarian	H2 2019
Top line clinical results for Basket trial	H1 2020

“We are pleased at the steady progress we’ve made this far in 2019, and look forward to leveraging our technology to improve immunotherapy treatment options, particularly in underserved cancers,” continued Mr. Ors. “We are grateful for the continued support of our shareholders and partners and look forward to a very productive remainder of 2019.”

Q1 2019 Operational Highlights

Completion of an underwritten public offering: IMV completed, in early March 2019 an underwritten public offering of 5,404,855 common shares at a price to the public of C$5.45 per common share, for aggregate gross of approximately C$29.46 million, before deducting the underwriting commissions and estimated Offering expenses. Wells Fargo Securities and Raymond James acted as joint book-running managers for the Offering. B. Riley FBR acted as co-manager.

The Corporation intends to use the net proceeds of the Offering to accelerate the development of DPX-Survivac in combination with Keytruda as part of the basket trial in select advanced or recurrent solid tumors in bladder, liver (hepatocellular carcinoma), ovarian or non-small-cell lung cancers, as well as tumors shown to be positive for the microsatellite instability high biomarker and for general corporate purposes.

Grant awarded by CQDM to IMV to develop first-in-class dual target T cell therapy: In March, a grant was awarded by CQDM to develop a first-in-class dual target T Cell therapy in bladder cancer based on IMV’s DPX technology to IMV and Centre de Recherche du CHU de Québec-Université Laval.

The work will target immunogenic peptides from the MAGE protein family member A9 (MAGE-A9) as identified by a team from Centre de Recherche du CHU de Québec-Université Laval. This protein is frequently expressed in various human cancers including bladder, lung, and kidney. These peptides will be combined with selected immunogenic peptides from the survivin protein composing the DPX-Survivac T cell drug candidate.

Overview of Q1 2019 Financial Results

The net loss and comprehensive loss of 5,943,000 ($0.13 per share) for the three-month period ended March 31, 2019, was $2,876,000 higher than the net loss and comprehensive loss for three-month period ended March 31, 2018. This relates mainly to a $2,131,000 increase in research and development (R&D) expenses, a $670,000 increase in general and administrative expenses and a $71,000 increase in government assistance in the three-month period ended March 31, 2019.

At March 31, 2019, the Corporation had cash and cash equivalents of $34,207,000 and working capital of $33,893,000, compared with $14,895,000 and $12,247,000, respectively at December 31, 2018. For the three-month period ended March 31, 2019, IMV's cash burn rate (defined as net loss for adjusted for non-cash transactions including amortization, depreciation, accretion of long-term debt and stock-based compensation) was approximately $5.2 million. Based on the current business plan, the Corporation forecasts the quarterly cash burn rate to be between $5 million and $6 million for 2019.

As of May 9, 2019, the number of issued and outstanding common shares was 50,597,306. A total of 2,030,471 stock options, warrants, and deferred share units were outstanding on May 9, 2019.

The Corporation's unaudited interim condensed consolidated results of operations, financial condition and cash flows for the three months ended March 31, 2019 and the related management's discussion and analysis (MD&A) are available on SEDAR at www.sedar.com.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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Contacts for IMV:

INVESTOR RELATIONS:

Marc Jasmin, Senior Director, Investor Relations and Communications
O: (902) 492-1819 ext : 1042
M: (514) 917-9481 E: mjasmin@imv-inc.com

MEDIA:

Andrea Cohen, Sam Brown Inc.
O: (917) 209-7163 E: andreacohen@sambrown.com

IMV INC.
Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(In thousands of Canadian dollars, except shares and per share amounts)

	Three-month ended
		March 31
	2019	2018
	$	$
Revenue
Subcontract revenue	8	27
Interest Income	74	69
Total revenue	82	96
Expenses
Research and development	4,013	1,882
General and administrative	1,960	1,290
Government assistance	(346)	(275)
Accreted interest	398	266
Total operating expenses	6,025	3,163
Net loss and comprehensive loss	(5,943)	(3,037)
Basic and diluted loss per share	(0.13)	(0.07)
Weighted-average shares outstanding	46,712,436	41,594,865

IMV INC.
Unaudited Interim Condensed Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars except for per share amounts)

	March 31,	December 31,
	2019	2018
Assets
Current assets
Cash and cash equivalents	$34,207	$14,895
Accounts receivable	878	1,337
Prepaid expenses	2,974	2,699
Investment tax credits receivable	1,456	1,111
Total current assets	39,515	20,042
Property and equipment	2,880	2,883
Total assets	$42,395	$22,925

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$5,383	$7,575
Amounts due to directors	63	49
Current portion of long-term debt	84	81
Current portion of lease obligations	92	90
Total current liabilities	5,622	7,795
Lease obligation	1,285	1,308
Deferred share units	1,232	1,436
Long-term debt	8,444	8,069
Total liabilities	16,583	18,608
Equity	25,812	4,317
Total liabilities and equity	$42,395	$22,925